UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 1-15399

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Packaging Corporation of America

Thrift Plan for Hourly Employees

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Packaging Corporation of America

1955 West Field Court Lake Forest, IL 60045

Packaging Corporation of America

Thrift Plan for Hourly Employees

Page
A. Financial Statements
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
B. Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	13
C. Exhibit
Item 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

Packaging Corporation of America Thrift Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the Packaging Corporation of America Thrift Plan for Hourly Employees as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois
June 28, 2012

Packaging Corporation of America

Thrift Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Interest in Master Trust	$144,360,999	$140,084,165
Notes receivable from participants	6,389,120	6,004,180
Contributions receivable:
Company	48,592	46,772
Participant	156,252	153,038

	150,954,963	146,288,155
Liabilities
Administrative expenses payable	25,383	26,605
Refund of excess contributions	19,976	24,768

	45,359	51,373

Net assets at fair value	150,909,604	146,236,782
Adjustment from fair value to contract value	(354,616)	433,161

Net assets available for benefits	$150,554,988	$146,669,943

See accompanying notes.

Packaging Corporation of America

Thrift Plan for Hourly Employees

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2011	2010
Additions
Contributions:
Participants	$9,535,818	$9,100,187
Company	2,748,716	2,651,309
Rollover	1,050,751	447,170
Net investment income from Master Trust	843,262	13,608,965
Interest income from participant notes receivable	207,912	224,083

Total additions	14,386,459	26,031,714
Deductions
Benefit payments	10,275,118	13,121,964
Administrative expenses	226,296	235,136

Total deductions	10,501,414	13,357,100

Net increase	3,885,045	12,674,614
Net assets available for benefits:
Beginning of year	146,669,943	133,995,329

End of year	$150,554,988	$146,669,943

See accompanying notes.

Packaging Corporation of America

Thrift Plan for Hourly Employees

Notes to Financial Statements

December 31, 2011 and 2010

1. Description of the Plan

The following description of the Packaging Corporation of America (the “Company” or “PCA”) Thrift Plan for Hourly Employees (the “Plan”) provides general information. Participants should refer to the applicable plan document, including the special appendix sections (“Special Appendix”), for a more complete description of eligibility requirements, contribution limits, Company matching contributions, and vesting provisions.

General

The Plan is a defined-contribution plan, established on February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan covers eligible hourly employees of the Company, its subsidiaries, and the covered groups that have adopted the Plan.

Contributions

Eligible employees electing to participate in the Plan may make salary deferral contributions through payroll deductions based upon the deferral percentage limits specified in each covered location’s Special Appendix, with such contributions limited to $16,500 in 2011 and 2010 for employees under age 50 and $22,000 in 2011 and 2010 for employees age 50 and older. The Company contributes on behalf of the participants a matching contribution equal to an amount detailed in each location’s Special Appendix. The Company’s matching contributions are invested in the Plan’s investment funds based on the participant investment elections.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings or losses and is charged with an allocation of administrative expenses. Allocations are based on each participant’s account balance, as defined, in relation to the balance of all participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately 100% vested in the value of their pretax contributions and rollovers from other qualified plans.

The Company’s matching contribution vests in accordance with the schedule detailed in each covered location’s Special Appendix. To the extent a participant is not 100% vested in the Company’s matching contributions, upon attainment of age 65 or termination of employment due to death or permanent disability, a participant will become 100% vested in the Company’s matching contributions. Forfeited nonvested accounts are applied to reduce future Company contributions.

Investment Options

Participants may elect to invest their account balances in any of the available investment options provided by the Plan. Participants may change their investment options on any business day, subject to certain short-term trading restrictions outlined in the plan document.

Benefit Payments

In the event of retirement (as defined in the Plan), death, permanent disability, or termination of employment, the vested balance in the participant’s account will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in the PCA Common Stock Fund will be distributed in cash unless elected to be distributed in kind.

Certain participants, as specified in each covered location’s Special Appendix, who have attained age 55 may elect an in-service withdrawal from their vested Company matching contribution account. Participants, as specified in each location’s Special Appendix, who have attained age 59 1/2 may elect to withdraw all or part of their account balance.

Prior to January 1, 2011, certain participants, as specified in each covered location’s Special Appendix, may, subject to the approval of the Plan Administrator, make a hardship withdrawal from their salary deferral contributions. A hardship withdrawal can only be made in the event of a financial need constituting a hardship as defined in the Plan. As a result of collective bargaining the Plan will no longer offer hardship withdrawals to any participants effective January 1, 2011.

Administrative Expenses

Administrative expenses are paid from Plan assets, to the extent not paid by the Company.

Participant Loans

Certain participants, as specified in each covered location’s Special Appendix, may borrow an amount up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. Such loans bear interest at the prime rate as published by The Wall Street Journal and are secured by the participant’s account balance in the Plan. Loans must be repaid within 54 months, with principal and interest payments made primarily through payroll deductions. Employees on unpaid leave may continue to repay loans via personal check or money order during their period of absence. Participants also have the ability to elect to make a one-time repayment of their outstanding loan balance, of which the payment can be made via personal check or money order.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Significant Accounting Policies

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (“ASU 2011-04”). ASU 2011-04 amended Accounting Standards Codification (“ASC”) 820, Fair Value Measurement (“ASC 820”), to converge the fair value measurement guidance in US generally accepted accounting principles (“GAAP”) and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s beneficial interest in the PCA Defined Contribution Master Trust (the “Master Trust”) represents the Plan’s share of the Master Trust’s investments stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

The Master Trust invests in fully benefit-responsive, synthetic investment contracts (“synthetic GICs”). These synthetic GICs are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to synthetic GICs because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the synthetic GICs represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on the settlement date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Contracts

The JP Morgan Stable Value Fund, a synthetic GIC, provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party. The account is credited with interest as specified in the contract and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal plus accumulated interest. The contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer. The crediting interest rate for the wrap contracts is calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index but cannot be less than zero.

In certain circumstances, the amount withdrawn from the wrap contract would be payable at fair value rather than at contract value. These events include: (i) termination of the Plan, (ii) a material adverse change to the provisions of the Plan, (iii) if the employer elects to withdraw from a wrap contract in order to switch to a different investment provider, or (iv) if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrap contract issuer’s underwriting criteria for issuance of a similar wrap contract.

Examples of events that would permit a wrap contract issuer to terminate a wrap contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrap contract issuer could terminate the wrap contract at the market value of the underlying investments.

The average yields for the JP Morgan Stable Value Fund are as follows:

	2011	2010
Based on actual earnings	1.95%	3.19%
Based on interest rate credited to participants	2.62%	2.83%

Contributions

Participant contributions are made through payroll deductions and recorded in the period the deductions are made. Company matching contributions are deposited as soon as administratively practicable after each pay period.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

3. Master Trust

The Master Trust includes assets of the Plan and the Packaging Corporation of America Retirement Savings Plan for Salaried Employees. All of the Plan’s investments are invested in the Master Trust. The purpose of the Master Trust is the collective investment of assets of the participating plans. Each participating plan’s interest in the Master Trust is based on the aggregate account balances of the participants in the respective participating plan. The Master Trust specifically identifies contributions, benefit payments, and plan-specific expenses attributable to each participating plan. Investment gains (losses) are allocated to each participating plan in the Master Trust on a daily basis based on each plan’s separate interest in the Master Trust. At December 31, 2011, the Plan’s interest in the net assets of the Master Trust at fair value was 34.6%, or $144,360,999. At December 31, 2010, the Plan’s interest in the net assets of the Master Trust at fair value was 34.7%, or $140,084,165.

The investments held by the Master Trust and the Plan’s percentage interest in each of the investments within the Master Trust are presented below.

	December 31, 2011	Plan’s Percentage Interest	December 31, 2010	Plan’s Percentage Interest
Assets
Mutual funds
Fidelity Growth Company	$67,994,605	42.6%	$70,460,784	44.2%
PIMCO Total Return Fund	44,440,364	33.9	41,973,619	34.6
EuroPacific Growth	22,134,159	29.4	28,512,855	32.9
Columbia Small Cap Growth I2 Fund	24,382,516	33.7	27,777,076	34.4
American Balanced R4	22,490,277	33.9	16,743,068	39.5
Loomis Sayles Value Y Fund	14,235,254	32.0	14,385,354	31.7
Rainer Mid Cap	9,236,887	27.7	8,532,555	29.0

Total mutual funds	204,914,062	35.9	208,385,311	37.6
Common collective trust funds
JP Morgan Liquidity Fund	17,359,163	53.1	10,264,862	28.1
JP Morgan Intermediate Bond Fund	103,367,536	48.3	98,720,118	48.3
BlackRock Equity Index Fund T	20,798,828	26.8	19,714,120	26.3

Total common collective trust funds	141,525,527	45.8	128,699,100	43.3
Common stocks
PCA	69,737,903	8.8	60,902,515	7.9
Tenneco	—	—	882,841	24.0

Total common stocks	69,737,903	8.8	61,785,356	8.2
Short-term investment fund
Short-term investments	1,361,189	1.3	5,073,192	19.4

Total assets at fair value	417,538,681	34.6	403,942,959	34.7
Adjustment from fair value to contract value	(857,401)	41.4	763,088	56.8

Net assets	$416,681,280	34.6%	$404,706,047	34.7%

Investment income for the Master Trust was as follows:

	Year Ended December 31,
	2011	2010
Interest income	$4,262,338	$3,501,567
Dividends	3,116,680	2,373,391
Other income	395,968	435,361
Net realized and unrealized appreciation (depreciation) in fair value of:
Mutual funds	(6,477,938)	24,542,467
PCA common stock	(838,283)	7,588,567
Other common stocks	(149,633)	2,302,980
Common collective trust funds	376,219	2,555,598

Total investment income	$685,351	$43,299,931

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

Mutual funds and common stocks: valued at quotations obtained from national securities exchanges.

Common collective trust funds: valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. This category includes three common/collective trusts:

The JP Morgan Liquidity Fund and the JP Morgan Intermediate Bond Fund, fixed income funds, are contained within the JP Morgan Stable Value Fund option. This fund seeks to preserve the value of money invested, perform better than the average money market fund, and earn consistent, reliable returns. The fund invests in a high quality fixed income portfolio combined with investment contracts called benefit responsive wraps. Participant directed redemptions have no restrictions; however the Plan is required to provide up to a one year redemption notice to liquidate its entire share in the fund.

The BlackRock Equity Index Fund T is an equity fund that seeks to match the performance of the S&P 500 Index by investing in stocks that make up the index. Participant directed redemptions are restricted as follows: participants who elect to transfer $5,000 or more out of any single investment fund on any given trading day must wait 30 calendar days before they will be permitted to reinvest $5,000 or more back into the same investment fund on any given trading day. The restriction does not apply to regular contributions, loan payments, loans, withdrawals, or distributions made out of the funds. The Plan is not required to provide an advance redemption notice to liquidate its entire share in the fund.

Short-term investments: valued at cost, which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets carried at fair value:

	December 31, 2011
	Level 1	Level 2	Level 3
Master trust investments
Mutual funds
Growth fund — U.S.	$82,229,859	$—	$—
Growth fund — non U.S.	22,134,159	—	—
Intermediate term bond fund	44,440,364	—	—
Blended fund	22,490,277	—	—
Mid Cap stocks	9,236,887	—	—
Small Cap stocks	24,382,516	—	—

Total mutual funds	204,914,062	—	—
Common stocks
PCA stock	69,737,903	—	—
Short-term investment fund	—	1,361,189	—
Common collective trust funds
Fixed income	—	120,726,699	—
Equity	—	20,798,828	—

Total common collective trust funds	—	141,525,527	—

Total master trust investments	$274,651,965	$142,886,716	$—

	December 31, 2010
	Level 1	Level 2	Level 3
Master trust investments
Mutual funds
Growth fund — U.S.	$84,846,138	$—	$—
Growth fund — non U.S.	28,512,855	—	—
Intermediate term bond fund	41,973,619	—	—
Blended fund	16,743,068	—	—
Mid Cap stocks	8,532,555	—	—
Small Cap stocks	27,777,076	—	—

Total mutual funds	208,385,311	—	—
Common stocks
Individual corporate stocks — U.S.	61,785,356	—	—
Short-term investment fund	—	5,073,192	—
Common collective trust funds
Fixed income	—	108,984,980	—
Equity	—	19,714,120	—

Total common collective trust funds	—	128,699,100	—

Total master trust investments	$270,170,667	$133,772,292	$—

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated March 9, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, that the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to federal income tax examinations for years prior to 2008.

6. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$150,554,988	$146,669,943
Amounts allocated to withdrawn participants	(4,953)	(10,830)
Adjustment of investments from fair value to contract value	354,616	(433,161)

Net assets available for benefits per Form 5500	$150,904,651	$146,225,952

The following is a reconciliation of net increase per the financial statements to Form 5500:

Year Ended December 31, 2011
Total net increase per the financial statements	$3,885,045
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at beginning of period	433,161
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at end of period	354,616
Amounts allocated to withdrawing participants at December 31, 2010	10,830
Amounts allocated to withdrawing participants at December 31, 2011	(4,953)

Total net increase per the Form 5500	$4,678,699

8. Related Party Transactions

The Master Trust invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2011, the Plan received $174,328 in common stock dividends from the Company.

9. Subsequent Events

As of April 1, 2012, employees at three recently acquired container plants became eligible for the PCA 401k Plans. These include plants in Huntsville, AL, Denver, CO, and Bedford Park, IL. Also, employees at a newly opened container plant in Reading, PA will become eligible for the Plans during 2012.

Per the board resolution signed March 30, 2012, the assets from an acquired company’s 401k plan in Bedford Park, IL (the Field Packaging Group LLC 401(k) Plan) are scheduled to be directly transferred into the PCA Plan in 2012.

Supplemental Schedule

Packaging Corporation of America

Thrift Plan for Hourly Employees

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN 36-4277050 Plan 001

December 31, 2011

Description of Issue	Current Value
Notes receivable from participants — Interest rates ranging from 3.25% to 9.25% *	$6,389,120

*	Represents a party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Packaging Corporation of America Thrift Plan for Hourly Employees

Date: June 28, 2012	/s/ STEPHEN T. CALHOUN
Stephen T. Calhoun
Vice President-Human Resources

INDEX TO EXHIBIT

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm